Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.
Unaudited interim condensed consolidated financial
statements as of March 31, 2022 and June 30, 2021, and
for the three-and nine-month periods ended March 31, 2022, and 2021.

INDEX

Unaudited interim condensed consolidated financial statements as of March 31, 2022, June 30, 2021 and for the three and nine-month periods ended March 31, 2022 and 2021.
Unaudited interim condensed consolidated statements of financial position as of March 31, 2022 and June 30, 2021	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three and nine-month periods ended March 31, 2022 and 2021	F-5

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended March 31, 2022 and 2021	F-7

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended March 31, 2022 and 2021	F-9

Notes to the unaudited interim condensed consolidated financial statements	F-12

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2022, and June 30, 2021

(Amounts in US Dollars)

	Notes	03/31/2022	06/30/2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	39,041,287	36,046,113
Other financial assets	6.2	2,243,803	11,161,398
Trade receivables	6.3	113,388,127	88,784,172
Other receivables	6.4	16,457,851	11,153,705
Income and minimum presumed recoverable income taxes		1,272,791	990,881
Inventories	6.5	102,350,569	61,037,551
Biological assets	6.6	22,199,193	2,315,838
Total current assets		296,953,621	211,489,658

NON-CURRENT ASSETS
Other financial assets	6.2	859,981	1,097,462
Trade receivables	6.3	634,428	135,739
Other receivables	6.4	1,964,822	2,543,142
Income and minimum presumed recoverable income taxes		39,349	12,589
Deferred tax assets	8	4,582,941	3,278,370
Investments in joint ventures and associates	12	35,783,222	30,657,173
Property, plant and equipment	6.7	50,656,642	47,954,596
Intangible assets	6.8	75,714,907	67,342,362
Goodwill	6.9	34,688,835	28,751,206
Right of use asset	18	1,700,405	1,327,660
Total non-current assets		206,625,532	183,100,299
Total assets		503,579,153	394,589,957

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2022, and June 30, 2021

(Amounts in US Dollars)

	Notes	03/31/2022	06/30/2021
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	6.10	123,224,013	72,091,408
Borrowings	6.11	76,364,127	76,785,857
Employee benefits and social security	6.12	6,600,609	4,680,078
Deferred revenue and advances from customers		2,655,322	6,277,313
Income tax payable		5,970,572	7,452,891
Consideration for acquisition		1,917,210	-
Convertible notes	19	37,578,030	-
Lease liabilities	18	838,776	750,308
Total current liabilities		255,148,659	168,037,855

NON-CURRENT LIABILITIES
Borrowings	6.11	78,155,343	47,988,468
Government grants		-	784
Joint ventures and associates	12	449,943	1,278,250
Deferred tax liabilities	8	27,991,379	25,699,495
Provisions		507,219	449,847
Consideration for acquisition		10,830,526	11,790,533
Convertible notes	19	12,895,578	48,664,012
Lease liabilities	18	539,935	390,409
Total non-current liabilities		131,369,923	136,261,798
Total liabilities		386,518,582	304,299,653

EQUITY
Equity attributable to owners of the parent		88,306,816	67,743,242
Non-controlling interest		28,753,755	22,547,062
Total equity		117,060,571	90,290,304
Total equity and liabilities		503,579,153	394,589,957

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and nine-month periods ended March 31, 2022 and 2021

(Amounts in US Dollars)

		Three-month period ended		Nine-month period ended
	Notes	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Revenues from contracts with customers	7.1	68,231,084	35,536,258	226,898,734	125,644,856
Government grants		(805)	547	-	1,707
Initial recognition and changes in the fair value of biological assets		2,040,559	684,308	4,183,387	1,668,501
Changes in the net realizable value of agricultural products after harvest		(788,320)	-	(2,030,505)	-
Total		69,482,518	36,221,113	229,051,616	127,315,064

Cost of sales	7.2	(45,823,445)	(20,901,909)	(139,038,887)	(69,088,393)
Research and development expenses	7.3	(1,836,029)	(1,443,241)	(4,651,603)	(3,582,273)
Selling, general and administrative expenses	7.4	(18,033,917)	(10,213,137)	(53,031,678)	(31,525,096)
Share of profit or loss of joint ventures and associates	12	(203,954)	906,241	715,133	1,211,928
Other income or expenses, net		(1,437,718)	205,127	(3,155,700)	345,449
Operating profit		2,147,455	4,774,194	29,888,881	24,676,679

Net financial cost	7.5	(4,784,248)	(5,008,002)	(18,185,537)	(23,640,338)
Profit before income tax		(2,636,793)	(233,808)	11,703,344	1,036,341

Income tax	8	(4,340,156)	(390,710)	(11,076,571)	(6,232,163)
(Loss) profit for the period		(6,976,949)	(624,518)	626,773	(5,195,822)

(Loss) profit for the period attributable to:
Equity holders of the parent		(6,486,721)	(1,180,484)	(2,185,491)	(7,503,849)
Non-controlling interests		(490,228)	555,966	2,812,264	2,308,027
		(6,976,949)	(624,518)	626,773	(5,195,822)

(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	9	(0.1577)	(0.0305)	(0.0531)	(0.1936)
Diluted (loss) profit attributable to ordinary equity holders of the parent	9	(0.1577)	(0.0305)	(0.0531)	(0.1936)
Weighted average number of shares
Basic	9	41,138,527	38,756,606	41,138,527	38,756,606
Diluted	9	41,138,527	38,756,606	41,138,527	38,756,606

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and nine-month periods ended March 31, 2022 and 2021

(Amounts in US Dollars)

	Three-month period ended		Nine-month period ended
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
(Loss) profit for the period	(6,976,949)	(624,518)	626,773	(5,195,822)

Other comprehensive income	12,367,795	1,911,937	25,990,283	2,707,064
Items that may be subsequently reclassified to profit and loss	12,387,874	2,853,790	28,837,623	3,766,022
Foreign exchange differences on translation of foreign operations from joint ventures	2,341,347	800,808	5,845,969	850,804
Foreign exchange differences on translation of foreign operations	10,046,527	2,052,982	22,991,654	2,915,218
Items that will not be subsequently reclassified to loss and profit	(20,079)	(941,853)	(2,847,340)	(1,058,958)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	(242,898)	(167,437)	(606,746)	(178,932)
Revaluation of property, plant and equipment, net of tax [2]	222,819	(774,416)	(2,240,594)	(880,026)
Total comprehensive profit (loss)	5,390,846	1,287,419	26,617,056	(2,488,758)

(1) The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $326,709 and $130,791 for the nine- month and three-month periods ended March 31, 2022. The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $59,644 and $55,812 for the nine-month and three-month periods ended March 31, 2021.

(2) The tax effect of the revaluation of property, plant and equipment was $2,228,596 and $ 902,142 for the nine-month and three- month periods ended March 31,2022. The tax effect of the revaluation of property, plant and equipment was $293,342 and $ 258,138 for the nine-month-and three-month periods ended March 31, 2021.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2022 and 2021

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants	260	7,765,410	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Shares issued	188	14,999,812	-	-	-	-	-	-	-	15,000,000	-	15,000,000
Share-based incentives	-	-	-	955,492	-	-	-	-	-	955,492	-	955,492
Purchase of own shares	-	-	-	-	-	(2,678,624)	-	-	-	(2,678,624)	-	(2,678,624)
(Loss) profit for the period	-	-	-	-	-	-	(7,503,849)	-	-	(7,503,849)	2,308,027	(5,195,822)
Other comprehensive income or loss	-	-	-	-	-	-	-	3,072,069	(847,166)	2,224,903	482,161	2,707,064
03/31/2021	4,061	119,252,087	(916,202)	4,383,521	702,981	(2,709,530)	(26,116,961)	(40,126,132)	6,552,960	61,026,785	17,360,275	78,387,060

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2022 and 2021

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Changes in non- controlling interests	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2021	4,158	120,662,386	-	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives	12	803,162	-	-	330,359	-	-	-	-	-	1,133,533	-	1,133,533
Changes in non-controlling interests (Note 10)	-	-	(255,893)	-	-	-	-	-	-	-	(255,893)	(724,429)	(980,322)
(Loss) profit for the period	-	-	-	-	-	-	-	(2,185,491)	-	-	(2,185,491)	2,812,264	626,773
Other comprehensive income or (loss)	-	-	-	-	-	-	-	-	25,667,878	(3,796,453)	21,871,425	4,118,858	25,990,283
03/31/2022	4,170	121,465,548	(255,893)	(916,202)	4,003,127	702,981	(3,530,926)	(27,668,766)	(6,954,930)	1,457,707	88,306,816	28,753,755	117,060,571

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2022 and 2021

(Amounts in US Dollars)

	Notes	03/31/2022	03/31/2021
OPERATING ACTIVITIES
Profit (loss) for the period		626,773	(5,195,822)

Adjustments to reconcile profit to net cash flows
Income tax		11,076,571	6,232,163
Financial results		18,185,537	23,640,338
Depreciation of property, plant and equipment	6.7	2,682,823	2,004,806
Amortization of intangible assets	6.8	2,171,429	1,657,667
Depreciation of leased assets	18	826,413	574,083
Transactional expenses		247,500	1,839,679
Share-based incentive and stock options		1,133,533	955,492
Share of profit or loss of joint ventures and associates	12	(715,133)	(1,211,928)
Provisions for contingencies		129,388	67,675
Allowance for impairment of trade debtors		1,420,200	336,458
Allowance for obsolescence		513,439	401,271
Initial recognition and changes in the fair value of biological assets		(4,183,387)	(1,668,501)
Changes in the net realizable value of agricultural products after harvest		2,030,505	-
Gain or loss on sale of equipment and intangible assets		(171,986)	23,927

Working capital adjustments
Trade receivables		(22,459,583)	(9,610,273)
Other receivables		(3,888,222)	(4,020,180)
Income tax paid		5,650,557	3,420,476
Inventories and biological assets		(50,658,363)	(29,994,864)
Trade and other payables		57,850,170	948,411
Employee benefits and social security		2,194,341	(1,610,039)
Deferred revenue and advances from customers		(3,105,603)	(1,672,163)
Income and minimum presumed income taxes paid		(7,186,204)	-
Government grants		(784)	(2,303)
Interest collected		3,860,454	2,241,654
Inflation effects on working capital adjustments		(30,324,407)	(16,908,854)
Net cash flows used in operating activities		(12,094,039)	(27,550,827)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2022 and 2021

(Amounts in US Dollars)

	Notes	03/31/2022	03/31/2021
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		369,660	116,670
Investment in joint ventures and associates		-	(101,883)
Net loans granted to shareholders and other related parties		(191,085)	-
Proceeds from financial assets		11,165,786	-
Investment in financial assets		(48,183)	(13,218,698)
Purchase of property, plant and equipment	6.7	(2,955,734)	(2,524,952)
Capitalized development expenditures	6.8	(2,810,616)	(2,451,432)
Purchase of intangible assets	6.8	(1,244,392)	(5,638,962)
Net cash flows generated (used in) by investing activities		4,285,436	(23,819,257)

FINANCING ACTIVITIES
Proceeds from borrowings		109,080,196	114,320,889
Repayment of borrowings, financed payments and interest payments		(92,737,821)	(78,690,279)
Decrease in bank overdrafts and other short-term borrowings		(32,838)	(1,141,258)
Other financial proceeds or payments, net		(1,630,341)	(742,743)
Acquisition of non-controlling interest in subsidiaries		(724,429)	-
Leased assets payments		(720,403)	(558,576)
Warrants tender offer payments		-	(1,030,952)
Purchase of own shares		-	(2,678,624)
Net cash flows generated by financing activities		13,234,364	29,478,457

Net increase (decrease) in cash and cash equivalents		5,425,761	(21,891,627)

Inflation effects on cash and cash equivalents		(6,773,681)	(2,454,532)

Cash and cash equivalents as of beginning of the period	6.1	36,046,113	42,522,861
Effect of exchange rate changes on cash and equivalents		4,343,094	3,420,724
Cash and cash equivalents as of the end of the period	6.1	39,041,287	21,597,426

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

Index

1.	General information

2.	Accounting standards and basis of preparation

3.	New standards, amendments and interpretations issued by the IASB

4.	Impact of COVID-19

5.	Seasonality

6.	Information about components of unaudited interim condensed consolidated statements of financial position

7.	Information about components of unaudited interim condensed consolidated statement of comprehensive income

8.	Taxation

9.	Earnings per share

10.	Information about unaudited condensed consolidated components of equity

11.	Cash flow information

12.	Joint ventures and associates

13.	Segment information

14.	Financial instruments – Risk management

15.	Shareholders and other related parties’ balances and transactions

16.	Key management personnel compensation

17.	Share-based payments

18.	Leases

19.	Convertible note

20.	Contingencies, commitments, and restrictions on the distribution of profits

21.	Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions creates economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2022, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2021.

Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2022, June 30, 2021 and for the nine-month periods ended March 31, 2022 and 2021 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on May 27, 2022.

Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•                Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•                Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)             Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. The accumulated inflation in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy was considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, listed in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of March 31, 2021 and June 30, 2020 was 435.8657 and 321.9738, respectively.

The index as of March 31, 2022 and June 30, 2021 was 676.0566 and 483.6049, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b)             Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)              Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2021.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Revisions to previously issued unaudited interim condensed consolidated statements of cash flows

The Group has revised the figures presented in our unaudited interim condensed consolidated statements of cash flows as of March 31, 2021. Based on their nature, we changed certain amounts previously shown as short-term investments to cash equivalents. The impact of these changes was considered non-material and is as follows:

	As of March 31,2021
	Previously reported	Adjustments	As revised
INVESTMENT ACTIVITIES
Proceeds from sales of financial assets	2,144,742	(2,144,742)	-
Investment in financial assets	-	(13,218,698)	(13,218,698)
Net cash flows generated (used in) by investing activities	2,144,742	(15,363,440)	(13,218,698)

Net (decrease) increase in cash and cash equivalents	(6,528,187)	(15,363,440)	(21,891,627)

Inflation effects on cash and cash equivalents	(654,051)	(1,800,481)	(2,454,532)

Cash and cash equivalents as of beginning of the period	27,159,421	15,363,440	42,522,861
Effect of exchange rate changes on cash and equivalents	1,620,243	1,800,481	3,420,724
Cash and cash equivalents as of the end of the period	21,597,426	-	21,597,426

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a) The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships.

The amendments are effective for financial years beginning on or after January 1, 2021. Earlier application is permitted.

Covid-19-Related Rent Concessions beyond 30 June 2021

The International Accounting Standards Board extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions.

In response to calls from stakeholders and because covid-19 remains a pandemic, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022.

The original amendment permitted lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and, rather, to account for those rent concessions as if they were not lease modifications.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

b) The following new standards are not yet adopted by the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Initial Application of IFRS 17 and IFRS 9 - Comparative Information

The amendment is a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities.

IFRS 17 incorporating the amendment is effective for annual reporting periods beginning on or after 1 January 2023. It is not expected to have material impact on the Group.

4.    IMPACT OF COVID-19

The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by covid-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of covid-19 pandemic and its impact on the countries and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent covid-19 will affect the Group’s business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the pandemic and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

5.    SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.    INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.    Cash and cash equivalents

	03/31/2022	06/30/2021
Cash at bank and on hand	36,164,137	28,327,569
Money market funds	2,877,150	7,718,544
	39,041,287	36,046,113

6.2.    Other financial asset

	03/31/2022	06/30/2021
Current
Restricted short-term deposits	290,640	425,976
US Treasury bills	615,454	7,885,937
Other investments	1,337,709	2,849,485
	2,243,803	11,161,398

	03/31/2022	06/30/2021
Non-current
Shares of Bioceres S.A.	427,953	355,251
Other investments	432,028	742,211
	859,981	1,097,462

6.3.    Trade receivables

	03/31/2022	06/30/2021
Current
Trade debtors	109,151,570	87,709,287
Allowance for impairment of trade debtors	(7,389,402)	(5,858,503)
Shareholders and other related parties (Note 15)	220,162	-
Allowance for credit notes to be issued	(2,569,217)	(2,987,398)
Trade debtors - Joint ventures and associates (Note 15)	2,489,748	221,048
Deferred checks	11,485,266	9,699,738
	113,388,127	88,784,172

Non-current
Trade debtors	634,428	135,739
	634,428	135,739

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.4.    Other receivables

	03/31/2022	06/30/2021
Current
Taxes	8,817,882	6,048,533
Other receivables - Other related parties (Note 15)	1,333	1,547
Other receivables - Parents companies and related parties to Parents (Note 15)	-	770,549
Other receivables - Joint ventures and associates (Note 15)	2,718,138	2,219,863
Prepayments to suppliers	4,541,217	1,646,614
Prepayments to suppliers - Shareholders and other related parties (Note 15)	-	132,625
Reimbursements over exports	10,548	10,547
Prepaid expenses and other receivables	60,156	1,021
Loans receivables	230,000	230,000
Miscellaneous	78,577	92,406
	16,457,851	11,153,705

	03/31/2022	06/30/2021
Non-current
Taxes	235,147	862,771
Reimbursements over exports	1,729,675	1,680,371
	1,964,822	2,543,142

6.5.    Inventories

	03/31/2022	06/30/2021
Seeds	3,972,251	404,774
Resale products	30,606,390	21,368,521
Manufactured products	18,157,304	10,902,683
Goods in transit	608,003	1,169,303
Supplies	10,606,693	6,320,594
Agricultural products	39,410,710	21,984,626
Allowance for obsolescence	(1,010,782)	(1,112,950)
	102,350,569	61,037,551

Net of agricultural products	62,939,859	39,052,925

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.6.    Biological assets

Changes in biological assets

	Soybean	Corn	Wheat	Sunflower	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the period	54,162	27,646	22,311	-	3,071	-	2,208,648	2,315,838
Initial recognition and changes in the fair value of biological assets	838,310	1,180,843	274,338	33,818	133,001	684,820	1,038,257	4,183,387
Costs incurred during the period	617,283	900,990	152,782	25,446	76,727	18,864,341	23,982,484	44,620,053
Exchange differences	11,119	5,674	4,579	-	630	81,277	453,284	556,563
Decrease due to harvest	(836,888)	(274,832)	(454,010)	(14,816)	(213,429)	-	(27,682,673)	(29,476,648)
Period ended March 31, 2022	683,986	1,840,321	-	44,448	-	19,630,438	-	22,199,193

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the period	105,101	271,754	45,639	34,050	-	509,184	965,728
Initial recognition and changes in the fair value of biological assets	729,084	156,853	248,859	46,553	(60,040)	547,192	1,668,501
Costs incurred during the period	247,193	421,494	242,576	37,337	17,949,236	4,309,212	23,207,048
Exchange differences	(53,604)	(113,091)	(39,290)	(12,356)	(2,379,624)	(657,154)	(3,255,119)
Decrease due to harvest	(94,434)	(249,261)	(363,764)	(68,471)	-	(4,708,434)	(5,484,364)
Period ended March 31, 2021	933,340	487,749	134,020	37,113	15,509,572	-	17,101,794

6.7.   Property, plant and equipment

Property, plant and equipment as of March 31, 2022 and June 30, 2021 included the following:

	03/31/2022	06/30/2021
Gross carrying amount	71,034,458	63,974,402
Accumulated depreciation	(20,377,816)	(16,019,806)
Net carrying amount	50,656,642	47,954,596

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 03/31/2022	Net carrying amount 06/30/2021
Office equipment	253,556	288,920
Vehicles	2,467,456	1,835,634
Equipment and computer software	185,612	67,105
Fixtures and fittings	3,589,444	2,967,431
Machinery and equipment	5,713,601	5,125,728
Land and buildings	35,478,536	35,674,513
Buildings in progress	2,968,437	1,995,265
Total	50,656,642	47,954,596

1.    Gross carrying amount as of March 31, 2022 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of the period
Office equipment	762,825	19,045	(51,534)	-	128,971	-	859,307
Vehicles	3,512,217	1,020,248	51,534	(230,341)	455,670	-	4,809,328
Equipment and computer software	592,126	186,095	-	(57,164)	116,075	-	837,132
Fixtures and fittings	5,637,943	-	382,440	(14)	1,306,872	-	7,327,241
Machinery and equipment	9,987,811	441,711	73,892	(44,536)	1,918,542	-	12,377,420
Land and buildings	41,486,215	-	181,035	-	7,686,420	(7,498,077)	41,855,593
Buildings in progress	1,995,265	1,288,635	(637,367)	(136,755)	458,659	-	2,968,437
Total	63,974,402	2,955,734	-	(468,810)	12,071,209	(7,498,077)	71,034,458

2.    Accumulated depreciation as of March 31, 2022 is as follows

	Depreciation
Class	Accumulated as of the beginning of the period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	473,905	-	38,156	93,690	-	605,751
Vehicles	1,676,583	(209,482)	688,439	186,332	-	2,341,872
Equipment and computer software	525,021	(56,829)	92,153	91,175	-	651,520
Fixtures and fittings	2,670,512	-	525,542	541,743	-	3,737,797
Machinery and equipment	4,862,083	(4,825)	827,641	978,920	-	6,663,819
Land and buildings	5,811,702	-	510,892	1,185,124	(1,130,661)	6,377,057
Total	16,019,806	(271,136)	2,682,823	3,076,984	(1,130,661)	20,377,816

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.    Gross carrying amount as of March 31, 2021, is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	579,882	53,093	-	(5,272)	15,240	-	642,943
Vehicles	2,977,542	919,541	-	(483,059)	29,664	-	3,443,688
Equipment and computer software	465,679	56,039	-	-	10,490	-	532,208
Fixtures and fittings	5,480,431	19,067	-	-	(286,425)	-	5,213,073
Machinery and equipment	9,054,701	319,113	-	(9,602)	(358,050)	-	9,006,162
Land and buildings	34,698,618	104,559	2,251,758	-	1,285,733	(1,344,111)	36,996,557
Buildings in progress	1,270,539	542,925	-	-	46,194	-	1,859,658
Total	54,527,392	2,014,337	2,251,758	(497,933)	742,846	(1,344,111)	57,694,289

4.    Accumulated depreciation as of March 31, 2021, is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	391,602	(3,062)	31,109	11,433	-	431,082
Vehicles	1,828,087	(393,170)	483,473	29,702	-	1,948,092
Equipment and computer software	433,231	-	33,044	8,821	-	475,096
Fixtures and fittings	1,801,356	-	384,082	62,693	-	2,248,131
Machinery and equipment	3,605,468	(9,602)	602,766	116,471	-	4,315,103
Land and buildings	4,952,542	-	470,332	179,460	(170,743)	5,431,591
Total	13,012,286	(405,834)	2,004,806	408,580	(170,743)	14,849,095

The depreciation charge is included in Notes 7.3 and 7.4.

Revaluation of property, plant and equipment

The Group updates its assessment of the fair value of its land and buildings, at least, at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of March 31, 2022, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.8.	Intangible assets

Intangible assets as of March 31, 2022 and June 30, 2021 included the following:

	03/31/2022	06/30/2021
Gross carrying amount	90,740,446	78,019,203
Accumulated amortization	(15,025,539)	(10,676,841)
Net carrying amount	75,714,907	67,342,362

Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 03/31/2022	Net carrying amount 06/30/2021
Seed and integrated products
HB4 soy and breeding program	30,421,758	27,611,142
Integrated seed products	3,059,638	2,558,220
Crop nutrition
Microbiological products	5,119,643	3,996,657
Other intangible assets
Trademarks and patents	7,651,888	6,923,256
Software	2,416,761	1,849,041
Customer loyalty	22,045,219	19,404,046
RG/RS/OX Wheat	5,000,000	5,000,000
Total	75,714,907	67,342,362

1.    Gross carrying amount as of March 31,2022 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Foreign currency translation	As of the end of the period
Seed and integrated products
HB4 soy and breeding program	27,611,142	2,810,616	-	30,421,758
Integrated seed products	2,558,220	-	501,418	3,059,638
Crop nutrition
Microbiological products	6,037,680	789,171	1,143,103	7,969,954
Other intangible assets
Trademarks and patents	9,824,171	-	1,912,757	11,736,928
Software	3,784,593	455,221	844,491	5,084,305
Customer loyalty	23,203,397	-	4,264,466	27,467,863
RG/RS/OX Wheat	5,000,000	-	-	5,000,000
Total	78,019,203	4,055,008	8,666,235	90,740,446

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.    Accumulated amortization as of March 31, 2022 is as follows:

	Amortization
Class	Accumulated as of beginning of the period	Of the period	Foreign currency translation	Accumulated as of the end of the period
Crop nutrition
Microbiological products	2,041,023	390,342	418,946	2,850,311
Other intangible assets
Trademarks and patents	2,900,915	590,871	593,254	4,085,040
Software	1,935,552	337,807	394,185	2,667,544
Customer loyalty	3,799,351	852,409	770,884	5,422,644
Total	10,676,841	2,171,429	2,177,269	15,025,539

3.    Gross carrying amount as of March 31, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Transfers / Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	19,446,492	(192,977)	-	26,599,438
Integrated seed products	2,296,955	-	-	90,474	2,387,429
Crop nutrition			-	-
Microbiological products	3,867,593	1,360,320	(48,498)	149,848	5,329,263
Other intangible assets			-	-
Trademarks and patents	8,432,746	-	-	307,255	8,740,001
Software	2,088,929	638,962	192,977	58,173	2,979,041
Customer loyalty	18,800,691	-	-	685,022	19,485,713
GLA/ARA safflower	-	2,931,699	(2,931,699)	-	-
RG/RS/OX Wheat	-	5,000,000	-	-	5,000,000
Total	42,832,837	29,377,473	(2,980,197)	1,290,772	70,520,885

(1)  Of the total additions, $18.4 million were associated with the acquisition of the remaining ownership interest in Verdeca LLC.

4.    Accumulated amortization as of March 31, 2021 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,363,962	356,448	58,636	1,779,046
Other intangible assets		-	-
Trademarks and patents	2,057,964	432,354	74,981	2,565,299
Software	1,401,964	306,777	39,711	1,748,452
Customer loyalty	2,675,483	562,088	97,484	3,335,055
Total	7,499,373	1,657,667	270,812	9,427,852

The amortization charge is included in Notes 7.3 and 7.4.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.9.	Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were no indicators of goodwill impairment.

Carrying amount of goodwill as of March 31, 2022 and June 30, 2021 is as follows:

	03/31/2022	06/30/2021
Rizobacter Argentina S.A.	26,982,803	22,277,336
Bioceres Crops S.A.	7,235,942	6,003,780
Insumos Agroquímicos S.A.	470,090	470,090
	34,688,835	28,751,206

6.10.	Trade and other payables

	03/31/2022	06/30/2021
Trade creditors	101,603,219	51,389,515
Shareholders and other related parties (Note 15)	50,456	52,864
Trade creditors - Parent company (Note 15)	239,657	193,718
Trade creditors - Joint ventures and associates (Note 15)	18,887,215	17,669,027
Taxes	2,119,864	2,556,945
Miscellaneous	323,602	229,339
	123,224,013	72,091,408

6.11.	Borrowings

	03/31/2022	06/30/2021
Current
Bank overdrafts	-	32,838
Bank borrowings	56,753,243	33,684,287
Corporate bonds	12,849,868	24,742,752
Trust debt securities	3,061,727	3,470,448
Net loans payables- Parents companies and related parties to Parent (Note 15)	3,699,289	3,578,921
Subordinated loan	-	11,276,611
	76,364,127	76,785,857
Non-current
Bank borrowings	10,884,802	4,161,827
Corporate bonds	61,270,541	37,826,641
Net loans payables- Parent companies and related parties to Parent (Note 15)	6,000,000	6,000,000
	78,155,343	47,988,468

The carrying value of some borrowings as of March 31, 2022 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	03/31/2022		06/30/2021
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	56,753,243	44,540,485	33,684,287	32,770,615
Corporate Bonds	12,849,868	12,391,898	24,742,752	24,085,087

Non-current
Bank borrowings	10,884,802	9,278,961	4,161,827	3,864,666
Corporate Bonds	61,270,541	56,495,334	37,826,641	32,656,097

The Group has met the capital and interest installments whose maturity were effective in the nine-month period ended March 31, 2022.

6.12.	Employee benefits and social security

	03/31/2022	06/30/2021
Current
Salaries, accrued incentives, vacations and social security	6,334,932	2,341,351
Key management personnel (Note 15)	265,677	2,338,727
	6,600,609	4,680,078

7.         INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7.1.	Revenues from contracts with customers

	03/31/2022	03/31/2021
Sale of goods and services	226,871,209	123,865,537
Royalties	27,525	1,779,319
	226,898,734	125,644,856

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 15.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.2.	Cost of sales

Item	03/31/2022	03/31/2021
Inventories as of the beginning of the period	39,052,925	29,338,548
Purchases of the period	148,730,784	71,969,049
Production costs	11,629,468	7,814,449
Foreign currency translation	2,565,569	(974,845)
Subtotal	201,978,746	108,147,201
Inventories as of the end of the period [1]	(62,939,859)	(39,058,808)
Cost of sales	139,038,887	69,088,393

(1) Net of agricultural products.

7.3.	R&D classified by nature

Item	Research and development expenses 03/31/2022	Research and development expenses 03/31/2021
Amortization of intangible assets	1,111,859	788,802
Import and export expenses	1,689	15,220
Depreciation of property, plant and equipment	320,919	270,358
Employee benefits and social securities	1,309,577	712,011
Maintenance	50,217	40,360
Energy and fuel	39,851	25,861
Supplies and materials	1,629,505	1,025,700
Mobility and travel	57,316	11,947
Share-based incentives	39,797	-
Professional fees and outsourced services	34,526	202,446
Professional fees related parties	-	405,241
Office supplies	4,428	3,233
Information technology expenses	5,122	10,336
Insurance	6,496	3,528
Depreciation of leased assets	11,041	7,450
Impairment of R&D projects	-	48,498
Miscellaneous	29,260	11,282
Total	4,651,603	3,582,273

	03/31/2022	03/31/2021
R&D capitalized (Note 6.8)	2,810,616	2,451,432
R&D profit and loss	4,651,603	3,582,273
Total	7,462,219	6,033,705

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.    Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2022
Amortization of intangible assets	-	1,059,570	1,059,570
Commissions and royalties	637,878	740,443	1,378,321
Import and export expenses	127,644	688,464	816,108
Depreciation of property, plant and equipment	960,933	1,400,971	2,361,904
Depreciation of leased assets	362,332	453,040	815,372
Impairment of receivables	-	1,420,200	1,420,200
Freight and haulage	753,699	6,999,725	7,753,424
Employee benefits and social securities	5,164,616	15,951,487	21,116,103
Maintenance	736,775	1,008,253	1,745,028
Energy and fuel	385,286	58,284	443,570
Supplies and materials	846,684	860,256	1,706,940
Mobility and travel	26,191	1,315,059	1,341,250
Publicity and advertising	-	3,547,138	3,547,138
Contingencies	-	129,388	129,388
Share-based incentives	-	1,093,736	1,093,736
Professional fees and outsourced services	869,513	5,178,057	6,047,570
Professional fees related parties	-	232,721	232,721
Office supplies and registrations fees	155,806	597,783	753,589
Insurance	81,114	1,166,969	1,248,083
Information technology expenses	-	1,280,506	1,280,506
Obsolescence	513,439	-	513,439
Taxes	-	7,701,460	7,701,460
Miscellaneous	7,558	148,168	155,726
Total	11,629,468	53,031,678	64,661,146

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2021
Amortization of intangible assets	-	868,865	868,865
Analysis and storage	46,073	112,868	158,941
Commissions and royalties	858,864	587,356	1,446,220
Import and export expenses	84,338	511,811	596,149
Depreciation of property, plant and equipment	876,751	857,697	1,734,448
Depreciation of leased assets	244,501	322,132	566,633
Impairment of receivables	-	336,458	336,458
Freight and haulage	408,312	2,833,931	3,242,243
Employee benefits and social securities	3,185,521	10,362,221	13,547,742
Maintenance	449,049	357,643	806,692
Energy and fuel	224,353	37,297	261,650
Supplies and materials	237,242	100,401	337,643
Mobility and travel	5,630	514,312	519,942
Publicity and advertising	-	1,671,234	1,671,234
Contingencies	-	67,675	67,675
Share-based incentives	-	955,492	955,492
Professional fees and outsourced services	565,647	5,555,999	6,121,646
Professional fees related parties	-	156,584	156,584
Office supplies and registrations fees	135,053	294,945	429,998
Insurance	61,363	638,870	700,233
Information technology expenses	1,036	850,509	851,545
Obsolescence	401,271	-	401,271
Taxes	28,243	3,480,382	3,508,625
Miscellaneous	1,202	50,414	51,616
Total	7,814,449	31,525,096	39,339,545

7.5.    Net financial cost

	03/31/2022	03/31/2021
Financial costs
Interest expenses with the Parents (Note 15)	(638,132)	(946,191)
Interest expenses	(9,415,805)	(12,714,236)
Financial commissions	(2,052,083)	(1,462,134)
	(12,106,020)	(15,122,561)
Other financial results
Exchange differences generated by assets	13,896,264	18,353,003
Exchange differences generated by liabilities	(22,723,875)	(28,348,568)
Changes in fair value of financial assets or liabilities and other financial results	707,870	(5,307,210)
Net gain of inflation effect on monetary items	2,040,224	6,784,998
	(6,079,517)	(8,517,777)

Total net financial cost	(18,185,537)	(23,640,338)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.	TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	03/31/2022	03/31/2021
Current tax expense	(12,900,338)	(6,477,671)
Deferred tax	1,823,767	245,508
Total	(11,076,571)	(6,232,163)

	03/31/2022	03/31/2021
Beginning of the period deferred tax	(22,421,125)	(14,164,930)
Charge of the period	1,823,767	245,508
Charge to OCI	2,228,596	293,343
Conversion difference	(5,039,676)	(719,506)
Total net deferred tax	(23,408,438)	(14,345,585)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	03/31/2022	03/31/2021
Earnings before income tax-rate	11,703,344	1,036,341
Income tax expense by applying tax rate in force in the respective countries	(7,535,794)	(4,641,365)
Share of profit or loss of subsidiaries, joint ventures and associates	174,481	146,524
Stock options charge	(224,971)	(43,644)
Rate change adjustment	-	(247,584)
Non-deductible expenses	(452,666)	(78,202)
Representation expenses	(5,789)	(58,111)
Foreign investment coverage	301,774	367,144
Tax inflation adjustment	1,399,978	(2,030,533)
Result of inflation effect on monetary items and other finance results	(4,727,582)	(263,504)
Others	(6,002)	617,112
Income tax expenses	(11,076,571)	(6,232,163)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.    EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three-month period ended		Nine-month period ended
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Numerator
Profit (loss) for the period (basic EPS)	(6,486,721)	(1,180,484)	(2,185,491)	(7,503,849)
Profit (loss) for the period (diluted EPS)	(6,486,721)	(1,180,484)	(2,185,491)	(7,503,849)
Denominator
Weighted average number of shares (basic EPS)	41,138,527	38,756,606	41,138,527	38,756,606
Weighted average number of shares (diluted EPS)	41,138,527	38,756,606	41,138,527	38,756,606

Basic profit (loss) attributable to ordinary equity holders of the parent	(0.1577)	(0.0305)	(0.0531)	(0.1936)
Diluted profit (loss) attributable to ordinary equity holders of the parent	(0.1577)	(0.0305)	(0.0531)	(0.1936)

For the three and nine-month period ended March 31, 2022 and 2021 diluted EPS was equaled EPS as the effect of potential ordinary shares would be antidilutive.

10.     INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

Share capital

As of March 31, 2022, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 41,228,016 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) $49.1 million of Convertible notes (see Note 19), and (vi) 1,908,363 ordinary shares reserved for our equity compensation plans.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Non-controlling interests

On August 2, 2021, we acquired an incremental ownership of Insumos Agróquimicos S.A. (“Insuagro”). Consideration of payment of the 2,467,990 shares acquired was $0.7 million in cash as a Fixed Price. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA per share to be measured in each annual reporting period. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated and the fair value of the consideration paid.

As of today, we own 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.     CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	03/31/2022	03/31/2021
Investment activities
Settlement of receivables through PPE contribution	-	1,741,143
Investment in-kind in other related parties (Note 15)	1,744,496	632,938
Acquisition of assets financed by debt	-	7,637,972
Acquisition of assets through issuance of capital	-	15,000,000
Non-monetary contributions in joint ventures and associates (Note 12)	-	2,931,699
	1,744,496	27,943,752

	03/31/2022	03/31/2021
Acquisition of non-controlling interest in subsidiaries	255,893	-
	255,893	-

12.     JOINT VENTURES AND ASSOCIATES

	03/31/2022	06/30/2021
Liabilities
Trigall Genetics S.A.	449,943	1,278,250
	449,943	1,278,250

	03/31/2022	06/30/2021
Assets
Synertech Industrias S.A.	32,603,513	27,572,597
Indrasa Biotecnología S.A.	113,306	54,957
Alfalfa Technologies S.R.L.	84,421	97,920
Moolec Science Limited	2,981,982	2,931,699
	35,783,222	30,657,173

Share of profit or loss of joint ventures and associates:

	03/31/2022	03/31/2021
Trigall Genetics S.A.	828,307	282,184
Synertech Industrias S.A.	(48,882)	883,001
Moolec Science Limited	(114,709)	-
Indrasa Biotecnología S.A.	50,417	46,743
	715,133	1,211,928

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

	03/31/2022	03/31/2021
As of the beginning of the period	29,378,923	23,103,963
Monetary contributions	-	101,883
Non-monetary contributions (Note 11)	-	2,931,699
Revaluation of property, plant and equipment	(606,746)	(178,932)
Foreign currency translation	5,845,969	850,804
Share of profit or loss	715,133	1,211,928
As of the end of the period	35,333,279	28,021,345

13.     SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended March 31, 2022	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	30,011,078	121,518,891	75,341,240	226,871,209
Royalties	27,525			27,525
Others
Government grants	-			-
Initial recognition and changes in the fair value of biological assets	1,099,009	2,321,075	763,303	4,183,387
Changes in the net realizable value of agricultural products after harvest	(1,559,106)	(337,904)	(133,495)	(2,030,505)
Total	29,578,506	123,502,062	75,971,048	229,051,616

Cost of sales	(12,921,789)	(85,378,223)	(40,738,875)	(139,038,887)
Gross profit per segment	16,656,717	38,123,839	35,232,173	90,012,729
% Gross margin	56%	31%	46%	39%

Period ended March 31, 2021	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	22,461,141	65,731,848	35,672,548	123,865,537
Royalties	1,779,319			1,779,319
Others
Government grants	1,707	-	-	1,707
Initial recognition and changes in the fair value of biological assets	599,468	272,427	796,606	1,668,501
Total	24,841,635	66,004,275	36,469,154	127,315,064

Cost of sales	(8,995,408)	(41,197,243)	(18,895,742)	(69,088,393)
Gross margin per segment	15,846,227	24,807,032	17,573,412	58,226,671
%	64%	38%	48%	46%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.     FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of March 31, 2022 and June 30, 2021.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	03/31/2022	06/30/2021	03/31/2022	06/30/2021
Cash and cash equivalents	36,164,137	28,327,569	2,877,150	7,718,544
Other financial assets	1,150,621	1,523,438	1,953,163	10,735,422
Trade receivables	114,022,555	88,919,911	-	-
Other receivables (*)	4,768,271	5,005,283	-	-
Total	156,105,584	123,776,201	4,830,313	18,453,966

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	03/31/2022	06/30/2021	03/31/2022	06/30/2021
Trade and other payables	123,224,013	72,091,408	-	-
Borrowings	154,519,470	124,774,325	-	-
Convertible notes	50,473,608	48,664,012	-	-
Lease liability	1,378,711	1,140,717	-	-
Employee benefits and social security	6,600,609	4,680,078	-	-
Consideration for acquisition of assets	12,747,736	11,790,533	-	-
Total	348,944,147	263,141,073	-	-

Financial instruments measured at fair value

Measurement at fair value at 03/31/2022	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	2,877,150	-	-
US Treasury bills	615,454	-	-
Other investments	1,330,171	7,538	-

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	7,718,544	-	-
US Treasury bills	7,885,937	-	-
Other investments	2,110,414	739,071	-

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

15.     SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended March 31, 2022 and 2021, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	03/31/2022	03/31/2021
Joint ventures and associates	Sales and services	16,131,780	3,790,858
Joint ventures and associates	Purchases of goods and services	(38,629,702)	(13,505,689)
Joint ventures and associates	Equity contributions	-	3,033,582
Key management personnel	Salaries, social security benefits and other benefits	(2,901,240)	(2,620,517)
Key management personnel	Interest gain (loss)	-	(9,173)
Shareholders and other related parties	Sales of goods and services	311,434	158,796
Shareholders and other related parties	Purchases of goods and services	(1,606,911)	(1,728,942)
Shareholders and other related parties	Net loans granted/(cancelled)	191,085	-
Shareholders and other related parties	Interest gain	1,803	-
Shareholders and other related parties	In-kind contributions	1,744,496	632,938
Parent company and related parties to Parent (Note 7.5)	Interest expenses	(638,132)	(946,191)
Total		(25,395,387)	(11,194,338)

The increase in sales and purchases with joint ventures compared to the same period of the previous year is due to an incremental sale of micro-beaded fertilizers due to more competitive prices compared to competing commodity fertilizers.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	03/31/2022	06/30/2021
Parent company and related parties to Parent	Other receivables	-	770,549
Shareholders and other related parties	Trade debtors	220,162	-
Other receivables - Other related parties	Other receivables	1,333	134,172
Joint ventures and associates	Trade debtors	2,489,748	221,048
Joint ventures and associates	Other receivables	2,718,138	2,219,863
Total		5,429,381	3,345,632

		Amounts payable to related parties
Party	Transaction type	03/31/2022	06/30/2021
Parent company and related parties to Parent	Trade creditors	(239,657)	(193,718)
Parent company and related parties to Parent	Net loans payables	(9,699,289)	(9,578,921)
Key management personnel	Salaries, social security benefits and other benefits	(265,677)	(2,338,727)
Shareholders and other related parties	Trade and other payables	(50,456)	(52,864)
Joint ventures and associates	Trade creditors	(18,887,215)	(17,669,027)
Total		(29,142,294)	(29,833,257)

16.     KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other key management members, including social security contributions and other benefits, was as follows for the period ended March 31, 2022 and 2021.

	03/31/2022	03/31/2021
Salaries, social security and other benefits	1,905,951	1,665,025
Share-based incentives	995,289	955,492
Total	2,901,240	2,620,517

17.     SHARE-BASED PAYMENTS

a)    Incentive payments based on options

-       Share option plan for directors and senior management: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029.

-       Share Option Plan for junior management: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

Options can be exercised on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Directors and Sr. Management	Junior Management
Weighted average fair value of shares	$5.42	$13.98
Exercise price	$4.55	$5.55
Weighted average expected volatility (*)	29.69%	42.18%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.66%	1.17%
Weighted average expected life	9.89 years	9.22 years
Weighted average fair value of stock options at measurement date	$2.47	$10.1

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the stock options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the nine-month periods ended March 31, 2022 and 2021.

	03/31/2022		03/31/2021
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	1,166,667	$4.55	1,200,000	$4.55
Granted during the period	93,600	$5.55	-	-
Annulled during the period	-	-	-	-
Exercised during the period	(135,332)	$4.55	-	-
Expired during the period	-	-	-	-
Effective at period (*)	1,124,935	$4.63	1,200,000	$4.55

(*) Exercise price of options effective at the end of the period was calculated using weighted average.

The charge for plans based on options recognized during the period was $0.8 million.

b) Annual compensation - Bonus

Bonus in Cash. As well as in fiscal year ended June 30, 2020, for the Bonus in Cash 2021, all the beneficiaries decided to receive the bonus in ordinary shares. The charge for the nine-month period ended March 31, 2022 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2021 amounted to $0.2 million.

Bonus in Kind. The charge for the nine-month period ended March 31, 2022 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2021 amounted to $0.1 million.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

18.     LEASE

	03/31/2022	06/30/2021
Right-of-use leased asset
Book value at the beginning of the period/year	3,688,150	2,369,326
Additions of the period/year	997,664	-
Disposals	-	913,321
Exchange differences	240,249	405,503
Book value at the end of the period/year	4,926,063	3,688,150

	03/31/2022	06/30/2021
Depreciation
Book value at the beginning of the period/year	2,360,490	1,254,729
Exchange differences	38,755	278,441
Depreciation of the period/year	826,413	827,320
Accumulated depreciation at the end of the period/year	3,225,658	2,360,490
Total	1,700,405	1,327,660

	03/31/2022	06/30/2021
Lease liability
Book value at the beginning of the period/year	1,140,717	1,109,812
Additions of the period/year	701,727	259,427
Interest expenses, exchange differences and inflation effects	256,670	500,442
Payments of the period/year	(720,403)	(728,964)
Total	1,378,711	1,140,717

	03/31/2022	06/30/2021
Lease Liabilities
Non-current	539,935	390,409
Current	838,776	750,308
Total	1,378,711	1,140,717

The recognized right-of-use assets relate to the following types of assets:

	03/31/2022	06/30/2021
Machinery and equipment	797,305	661,544
Vehicles	1,173,238	1,061,184
Equipment and computer software	715,302	582,101
Land and buildings	2,240,218	1,383,321
	4,926,063	3,688,150

The incremental borrowing rate used was 3.48%.

19.     CONVERTIBLE NOTE

On March 16, 2022, Bioceres entered into an agreement with the holders of the Convertible note to convert 75% of the outstanding principal amount into 4.6 million of shares and committed the remaining 25% to be rolled into a new agreement with a maturity of 4 years. On March 29, 2022 the holders sent the Notice of Conversion and the shares were issued on Abril 1, 2022.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

20.     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2021.

21.     EVENTS OCCURRING AFTER THE REPORTING PERIOD

Bioceres and Marrone Bio Innovations, Inc. (NASDAQ: MBII) (MBI) have announced that they entered into a definitive agreement to combine the companies in an all-stock transaction. Under the terms of the transaction, each share of MBI common stock will be exchanged at closing for ordinary shares of Bioceres at a fixed ratio of 0.088.

Marrone is a growth-oriented agricultural company leading the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The portfolio of 18 products helps customers operate more sustainably while increasing their return on investment. The company’s commercial products are sold globally and supported by a robust portfolio of more than 500 issued and pending patents. End markets include row crops; fruits and vegetables; trees, nuts and vines; and greenhouse production. Marrone’s research and development program uses proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts to create new, environmentally sound solutions in agriculture.

The combined company will have a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs.

The consummation of the merger is subject to certain closing conditions, including (i) the approval of the Marrone’s stockholders; (ii) the expiration or termination of all waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976 and receipt of any other specified merger control consents or clearances, (iii) the effectiveness of the registration statement to be filed by Bioceres with the U.S. Securities and Exchange Commission, (iv) the approval for listing on Nasdaq of Bioceres’s ordinary shares to be issued, (v) the absence of any judgment or law issued by any governmental entity enjoining or otherwise prohibiting the consummation of the merger, and (vi) other customary conditions specified in the merger agreement.

In connection with the merger, and contingent upon its closing, Bioceres has agreed to terms for a capital commitment with a principal amount up to $45 million in the form of a convertible loan. The loan will mature four years after closing and accrue interest at an annual rate of 9%, of which 5% will be payable in cash and 4% in-kind. At any time up to maturity the lenders will have the option to convert the loan into common shares of Bioceres at a strike price of $18 per share.

On April 29, 2022, China´s Ministry of Agriculture has approved the import and use as a raw material of soybeans produced using Bioceres´ proprietary drought tolerance technology. HB4 Soy is now approved for unrestricted growth and commercialization in the United States, Canada, Brazil, Argentina and Paraguay. As part of the acquisition of the remaining interest in Verdeca on November 12, 2020, Bioceres agreed to pay Arcadia $2 million in four quarterly installments subject to obtaining Chinese import clearance for soy HB4. The first installment will be due and payable on May 29, 2022.

Subsequent to March 31, 2022, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.